UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-27097

CUSIP NUMBER
37937Q 10 2

(Check One):	[ ]	Form 10-K and Form 10-KSB
	[ ]	Form 20-F
	[ ]	Form 11-K
	[X]	Form 10-Q and Form 10-QSB
	[ ]	Form N-SAR

          For Period Ended:  September 30, 2000

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

          Full Name of Registrant:GlobalNetCare, Inc.

          Former Name if Applicable:

          117 Gun Avenue,
          Address of Principal Executive Office (Street and Number)

          Pointe-Claire, Quebec, Canada H9R 3X2
          City, State and Zip Code

Part II--Rules 12b-25(b) and (c)

If the subject report could be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in Reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of reaching a determination as to whether it should change its fiscal year end from December 31 of each year to July 31 of each year to adopt the financial reporting period of its recently acquired subsidiaries, Cor-Bit Peripherals Inc. (Cor-Bit) and BusinessWay Computer Centre Inc. ("BusinessWay"). If a July 31 year end is adopted, the first fiscal quarter will end on October 31, 2000 (rather than September 30), and the Form 10-QSB will be required to be filed not later than December 15, 2000 (rather than November 14). If the Registrant adopts a July 31 year end, it intends to announce the change in an amendment to its Form 8-K relating to the acquisitions of Cor-Bit and BusinessWay that will be filed in order to report the financial statements of the acquired businesses.

Part IV--Other Information

(a)	Name and telephone number of person to contact in regard to this notification:
     Faris Heddo                      (514)                                  693-0877
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      (Name)                       (Area Code)                         (Telephone Number)
(b)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes      [ ] No

(c)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes      [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's results of operations will be significantly impacted by its acquisition of the businesses of Cor-Bit and BusinessWay on September 12, 2000. However, the specific nature and amount of the impact will, depending upon whether the first quarter ends on September 30 or October 31, be substantially different in comparison to the corresponding period for the last fiscal year. Until the Registrant completes the determination of when its fiscal year end will be, it cannot compare its first fiscal quarter with the corresponding period for the last fiscal year.

          GLOBALNETCARE, INC
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:November 14, 2000	By: /s/ FARIS HEDDO Name: Faris Heddo Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).